24-04322

Thursday, June 27, 2002

02039597

Covering letter TO
Responses to

FORM 1-A

REGISTRATION STATEMENT
Amendment #6
EMPIRE TELESYSTEMS, INC.

P.O. BOX 852
WAPPINGERS FALLS, NEW YORK 12590
(845) 462-1815

Item 1:
Subscription Agreement filed under section "Exhibits" as E-1.

Item 2:
The following was added to the end of the first paragraph in Exhibit E-5: "There will NOT be an escrow agent as all funds will be held in a savings account at The Bank of New York Escrow Account number 6873627792 of Empire Telesystems with Joseph P. Paoloni, the CFO, responsible with sole signing power."

Item 3:
The last sentence of Paragraph 3 on Exhbit E-5 has been removed.

Item 4:
Page 14 has been revised to reflect the $0 book value, which ties to the balance sheet.

Item 5&6:
Financial Statements section columns were labeled to read Year-Ending March 30, 2001 and Year Ending March 30, 2002

Item 7:
Comment noted.

Other Changes
The following was included in footnote (e) of the table on page 13: "(e) Includes all costs related to Underwriting, filing with the SEC for qualification and preparing material and legal advice for completing the offering. This is payable to Joseph P. Paoloni for his 4 years of work and research on this offering and for acquiring financing. This was calculated based on 5% of this $5.0 MM offering and is in line with the going rate that is charged for such services elsewhere. It is based on the successful completion of this offering and paid out to Mr. Paoloni over a period of time as he sees fit."

Additionally, the executive compensation for both officers was reduced from $55K to $45K and noted on pages 13 and 28.

The following was added to the 'Employees' section on page 20:

At this point it is undeterminable how many or the timing of such staff and is predicated on the timing of financing. In the Company's early stages, the Company will use contract labor as much as possible to minimize costs. The company plans to retain services for a V.P. of Operations and a V.P. of Finance and Administration. Depending on the available time of the CEO and COO, initially; the degree to which they assume these roles is not determined. The Company intends to work within the constraints of the $250,000 salary cap for 2003.

The penultimate paragraph on page 13 was revised to read:
The amount of the net offering proceeds that will be made payable to officers is $45,000. However, their compensation could be increased by the degree they assume operational roles in engineering, finance and administration to help stay within the $250K salary cap guideline for 2003. The 'Executive Compensation' section on page 31 was also revised accordingly.

The 'Need for Additional Capital' section was revised to read:
As stated above, any short-term solvency needs will be handled through loans from banks and/or subsequent Reg. As which allow up to $5MM per year.

The following was added to page 14:
Joseph P. Paoloni and Joseph Ruggiero are the existing shareholders as follows:

	CLASS B SHARES		CLASS A SHARES	
	NUMBER	PERCENT	NUMBER	PERCENT
Joseph P. Paoloni.........	800,000	51.00%	$ 1,250,000	50.00%
Joseph Ruggiero...........	700,000	49.00	1,250,000	50.00
Total.................	1,500,000	100.00%	$ 2,500,000	100.00%

After the completion of this offering they will hold 95% of the voting power. There will be further dilution to new investors.

Thank you for your time and help in the above matters.

Sincerely Yours,

Joseph P. Paoloni
Joseph Ruggiero